

May 5, 2011

Mr. Joel S. Marcus
Chief Executive Officer
Alexandria Real Estate Equities, Inc.
385 East Colorado Boulevard, Suite 299
Pasadena, CA 91101

    Re: Alexandria Real Estate Equities, Inc.
          Form 10-K for the Year Ended December 31, 2010
          File No. 1-12993

Dear Mr. Marcus:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          Daniel L. Gordon
          Branch Chief